Exhibit 1
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                       AGREEMENT TO PURCHASE COMMON STOCK
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                                     between

Tamarix Investors Ltd., ("Tamarix"),
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                                       and

Finprogetti s.p.a., with its head office on Via Fiena n.8, Milan("Finprogetti").
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                                     Whereas

- Finprogetti owns 1,635,000 shares of common stock of Trident Rowan Group Inc. ("TRG"), a Maryland, USA corporation the common stock of which is traded on the NASDAQ stock market ("TRG Shares") and

- Finprogetti wishes to sell 1,000,000 (one million) of its TRG Shares to Tamarix and Tamarix wishes to purchase such TRG Shares, and

- Finprogetti wishes to grant to Tamarix call options to purchase from Finprogetti 635,000 (six hundred thirty-five thousand) of such TRG Shares, and Tamarix wishes to grant to Finprogetti put options to sell to Tamarix 635,000 (six hundred thirty-five thousand) of such Shares.

Now therefore, the Parties hereto agree, on 7 March 1997, as follows:

1. Finprogetti undertakes to sell to Tamarix and Tamarix undertakes to purchase from Finprogetti 1,000,000 (one million) TRG Shares owned by Finprogetti, for the purchase price reflected below, on the Closing Date defined below, and accomplished as described below.

     a. The purchase price for such TRG Shares shall be $7.75 per share, which Tamarix shall pay to Finprogetti at the Closing by wire transfer of the aggregate amount, expressed in U.S. dollars, for credit to Finprogetti's account at a national bank in New York. Finprogetti shall give Tamarix a receipt for such payment at the Closing.

     b. At the Closing Finprogetti shall deliver to Tamarix certificates for the TRG Shares described in sect. 1a. duly endorsed in blank with signatures guaranteed in form satisfactory to Tamarix. Finprogetti shall also deliver to Tamarix at the Closing an irrevocable written proxy to vote the 635,000 TRG Shares which are the subject of the Put Options and the Call Options provided in Sections 2 and 3 hereof, until the





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          date in 1999 which is two years after the Closing Date.  Tamarix shall give Finprogetti a receipt for such stock certificates and such proxy at the Closing.

     c. The Closing shall be held on the Closing Date, defined as the earlier of (i) one business day before the date on which GKN Securities shall set the offering price for the TRG Shares which are the subject of the registration statement for a secondary offering of TRG Shares now being considered by the Securities and Exchange Commission (the "Pricing Date" and the "Registration Statement"), or (ii) 25 April 1997. If the Closing has not occurred on or before 25 April 1997 because Tamarix shall not have performed its obligations hereunder, then Finprogetti shall not have any obligations under this Agreement.

     d. If the Closing shall occur on or after the date that the Registration Statement shall be effective (the "Effective Date"), the purchase and sale of TRG Shares described in this sect. 1 shall be accomplished as a market transaction, using the services of a broker. If the Closing shall occur before the Effective Date, the Parties shall exchange the stock certificates and the payment for the purchase price between them directly, in a private transaction. The Parties have negotiated the sales price, which reflects the fair market value for the TRG Shares taking into account the large block of shares being sold, the "lockup" requirements, and other factors.

2. Tamarix grants to Finprogetti options to sell to Tamarix 635,000 (six hundred thirty-five thousand) TRG Shares, in whole or in part, owned by Finprogetti, for the purchase price defined below, on the terms described below, and accomplished as described below (the "Put Options").

     a.   The exercise price for such Put Options shall be $7.50 per share.

     b. The Put Options shall be exercisable in whole or in part by Finprogetti beginning on the date in 1998 which is one year after the Closing Date, and ending on the date in 1999 which is two years after the Closing Date.

     c. Finprogetti shall exercise a Put Option by giving a written notice to Tamarix stating the number of TRG Shares to be sold to Tamarix under the Put Option.

     d. On the 30th business day after the date of the written notice by Finprogetti, at the place for giving notices to Tamarix provided in Sect. 14 hereof, Finprogetti shall tender to Tamarix certificates for the number of TRG Shares stated in the notice of exercise, duly endorsed in blank with signatures guaranteed in form satisfactory to Tamarix, and Tamarix shall tender to Finprogetti by wire transfer the payment of the aggregate amount of the purchase price, expressed in U.S. dollars, for credit to Finprogetti's account at a national bank in New York. Tamarix shall give Finprogetti a receipt for such stock certificates.



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3.   Finprogetti grants to Tamarix options to purchase from Finprogetti  635,000
     (six hundred thirty-five thousand) TRG Shares, in whole or in part, owned by Finprogetti, for the purchase price defined below, on the terms described below, and accomplished as described below (the "Call Options").

     a.   The exercise price for such Call Options shall be $7.50 per share.

     b. The Call Options shall be exercisable in whole or in part by Tamarix beginning on the Closing Date and ending on the date in 1999 which is two years after the Closing Date.

     c. Tamarix shall exercise a Call Option by giving a written notice to Finprogetti stating the number of TRG Shares to be purchased by Tamarix under the Call Option.

     d. On the 30th business day after the date of the written notice by Tamarix, at the place for giving notices to Tamarix provided in Sect. 14 hereof, Finprogetti shall tender to Tamarix certificates for the number of TRG Shares stated in the notice of exercise, duly endorsed in blank with signatures guaranteed in form satisfactory to Tamarix, and Tamarix shall tender to Finprogetti by wire transfer the payment of the aggregate amount of the purchase price, expressed in U.S. dollars, for credit to Finprogetti's account at a national bank in New York. Tamarix shall give Finprogetti a receipt for such stock certificates.

4.   Finprogetti represents and warrants that

     a. as of the Closing Date, it shall own the 1,000,000 TRG Shares which are the subject of Sect. 1 of this Agreement free and clear of any liens, claims, or encumbrances;

     b. as of 30 business days after the Closing Date, and until the date in 1999 which is two years after the Closing Date, it shall own the 635,000 TRG Shares which are the subject of Sects. 2 and 3 of this Agreement, free and clear of any liens, claims, or encumbrances, because on or before that 30th business day it shall take all necessary steps to discharge the liens, claims or encumbrances on such TRG Shares which now exist;

     c. such TRG Shares will be, upon their sale to Tamarix pursuant to Sects. 1, 2 or 3 hereunder, validly and irrevocably sold;

     d. such sales do not, and on the dates of sales to Tamarix will not, violate any law, regulation or existing agreement to which Finprogetti or TRG is a party, or affect the legal status of TRG;




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     e.   it has the legal ability to enter into this agreement; and

     f. all necessary actions have been taken to authorize Finprogetti to enter into this Agreement.

     These representations, warranties and covenants shall survive the Closing and the dates of sales by Finprogetti to Tamarix under the Put Options and the Call Options.

5. In the event Finprogetti fails for any reason to deliver the certificates for the TRG Shares in accordance with the provisions of Sect. 1 hereof, or breaches any other provision herein agreed, Finprogetti shall transfer to Tamarix 25,000 (twenty-five thousand) TRG Shares as security for payment of actual damages suffered by Tamarix, which shall be reduced to 10,000 (ten thousand) TRG Shares in case the Closing Date shall be later than 10 April 1997 (the "Damages Shares"). Receipt of Damages Shares shall not preclude Tamarix from instituting legal proceedings to obtain compensation for the damages suffered.

6. Finprogetti covenants that, from the date that it signs this Purchase Agreement until the date in 1999 which is two years after the Closing Date, it shall not sell to any third party the TRG Shares which are the subject of this Agreement, or permit any liens, claims or encumbrances on such TRG Shares, except in accordance with the applicable provisions of this Agreement.

7. On or before the Closing Date, Finprogetti shall deliver to the Secretary of TRG the letters of resignation from the TRG Board of the Directors, in the form attached, of the following directors:

          Dott. Carlo Garavaglia
          Dott. Albino Collini
          Dott. Giovanni Avallone
          Ing. Francesco Pugno Vanoni
          Dott.ssa Maria Luisa Ruzzon

     Until the Closing Date, Finprogetti shall use its best efforts to take all steps requested by Tamarix in order to insure that Directors nominated by Tamarix shall be elected as Directors to TRG's Board. Until the earlier of
     (a) the date in 1999 which is two years after the Closing Date, or (b) the date when Tamarix shall have purchased from Finprogetti all of the 635,000 TRG Shares under the Put Options or the Call Options, Tamarix shall use its best efforts to take all steps requested by Finprogetti in order to insure that one Director nominated by Finprogetti shall be elected as a Director to TRG's Board.

8. Finprogetti shall take the following actions concerning the following agreements to which Finprogetti is a party:




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     a.   As to a one-page voting agreement dated July 1995,  Finprogetti  shall sign the attached letter agreeing to cancel the agreement. Finprogetti understands that TRG will undertake to secure the agreement of Dott. Mario Tozzi-Condivi, Dott. Albino Collini and Mr. Howard E. Chase to cancel that agreement.

     b. As to the 17 July 1995 acquisition agreement between TRG and Finprogetti, that agreement shall generally remain in effect. Finprogetti understands that TRG has agreed to provide or secure the consents necessary under that agreement to permit Finprogetti to sell its TRG Shares to Tamarix and grant its proxy to Tamarix under this agreement, will waive any prohibitions in that agreement against Finprogetti's sale of the TRG Shares to Tamarix, and will terminate the escrow for damages under that agreement. Furthermore, the TRG Shares held in escrow under that agreement shall be released so that they may form part of the TRG Shares sold to Tamarix. This Sect. 8.b imposes no obligations upon Finprogetti to amend that acquisition agreement or to take the actions which TRG has agreed to take.

     c. As to the Portesi Agreement between Finprogetti and TRG entered in 1996, this agreement shall continue in full force and effect.

     There is also an employment agreement between TRG and Dott. Avallone, and an employment agreement between TRG and Ing. Pugno Vanoni; the parties to those agreements shall be solely responsible for terminating them, and Finprogetti shall have no responsibility therefor. Finprogetti warrants and represents that it is not aware of any other agreements between TRG and Finprogetti besides those listed above.

     9. In further consideration of the foregoing agreements, Finprogetti generally releases Tamarix and TRG and covenants not to sue them for any claims or losses which it may have of any nature whatsoever arising in law or at equity, under U.S. or foreign law. THIS RELEASE AND COVENANT DOES NOT EXTEND TO ANY CLAIM OR LOSS WHICH MAY ARISE IN CONNECTION WITH TAMARIX' OR TRG'S OBLIGATIONS UNDER THIS AGREEMENT, OR TO ANY EVENT WHICH MAY OCCUR AFTER THE CLOSING.

     10. Finprogetti shall enter into a "lockup" agreement(s) in the form requested by the underwriter in connection with the secondary offering of TRG Shares, the registration statement for which is currently being considered by the Securities and Exchange Commission. In no event shall Finprogetti be required to agree to a lockup agreement or to a lockup period which is different from the lockup agreement or lockup term to which Tamarix shall agree, which Tamarix anticipates will be no more than 18 months.

     11. This agreement is being made in New York State. As such, it will be governed by the laws of New York State, excluding its principles of conflicts of laws.




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     12.  Any  dispute  which may arise in  relation  to this  agreement  or any document delivered in connection therewith, or interpretation of them, shall be remitted to the exclusive jurisdiction of the courts of the United States or New York State, sitting in the City and County of New York.

     13. The Closing shall be held at the offices of Carter, Ledyard & Milburn, 2 Wall Street, New York, New York at 11:00 a.m. on the Closing Date, or at such other place that the Parties may agree.

     14. Each of the Parties acknowledges that the subject matter of this agreement is highly confidential, and specifically acknowledges that the proprietary information about the other Party which it has received is valuable and that unauthorized disclosure of it or the terms of this transaction could result in substantial economic harm to the other Party. Each of the Parties therefore agrees that it shall keep strictly confidential and shall not disclose the terms of this agreement and any proprietary information about the other Party disclosed in the course of these negotiations, to any person who is not an employee, counsel, or potential investor. Each Party further agrees that, prior to disclosing any of this information to such persons, such Party shall advise them of the confidential and proprietary nature thereof and shall secure their agreement not to disclose such information to any third Party.

     15. All notices about any matter which is the subject of this agreement or any other document mentioned in this agreement shall be given in writing by telecopier, with receipt affirmatively acknowledged by the other Party, or by international recognized courier requiring a signed receipt, to the following addresses:

          Finprogetti:     c/o Avv. Pasquale Frisina
                           Viale Bruno Buozzi, 99
                           00197 Roma    Italia

                           Voice telephone: 011-39-63-265-0265
                           Fax              011-39-63-217-536

          Tamarix:         c/o H. Thomas Davis, Jr., Esq.
                           Carter, Ledyard & Milburn
                           2 Wall Street
                           New York, New York   USA   10005

                           Voice telephone: 212-238-8850
                           Fax:             212-732-3232

     16. This agreement and the documents referred to in it present the entire agreement between the Parties. No amendment, waiver or modification may be made to this agreement except by




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         a writing signed by the Parties.



                                            Finprogetti S.p.A.



                                            By /s/Dott. Caronia
                                               ----------------
                                               Dott. Caronia



                                            Tamarix Investors Ltd.


                                            By /s/Mr. Hauser
                                               -------------
                                               Mr. Hauser



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